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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*
                                  OMB APPROVAL



                            SALESREPCENTRAL.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   79466R 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         RALPH J. MASSETTI, 822 S. MILL AVE., #59, TEMPE, ARIZONA 85281
                        TELEPHONE NUMBER: (480) 922-8444
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                OCTOBER 27, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. o

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  79466R 10 1                13D                      Page 2 of 6 Pages
----------------------                ---                      -----------------


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     RALPH MASSETTI
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     00
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     UNITED STATES
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         8,989,320
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           8,989,320
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,989,320
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     56.06%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

                               *SEE INSTRUCTIONS
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 79466R 10 1                                          Page 3 of 6 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER.

    The Title of the Class of Equity              COMMON STOCK, $.001 PAR VALUE
       Securities:                                   PER SHARE

    Name of the Issuer:                           SALESREPCENTRAL.COM, INC.

    The Principle Executive Offices
       of the Issuer:                             16099 N. 82ND ST., SUITE #B1
                                                  SCOTTSDALE, ARIZONA   85260

ITEM 2. IDENTITY AND BACKGROUND.

    (a) Name:                                     RALPH J. MASSETTI

    (b) Business address:                         16099 N. 82ND ST., SUITE #B1
                                                  SCOTTSDALE, ARIZONA 85260

    (c) Principal occupation:                     PRESIDENT/CEO OF THE ISSUER
        Employment and address:                   SALESREPCENTAL.COM, INC.
                                                  16099 N. 82ND ST., SUITE #B1
                                                  SCOTTSDALE, ARIZONA   85260

    (d) Criminal conviction in the past five (5) years: NONE

    (e) Subject to a judgment, decree or final order or finding of any violation of Federal or state securities laws in the past five (5) years: NONE

    (f) Citizenship: UNITED STATES

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Reporting person acquired all of the shares of Issuer reflected in this report pursuant to that certain Acquisition Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 12, 1999, and which became effective as of October 27, 1999, whereby SalesRepCentral.com, Inc. was merged into the Issuer (the "Merger"), which was formerly known as Van American Capital, Ltd. and renamed SalesRepCentral.com, Inc. on November 3, 1999.

         Pursuant to the terms and conditions of the Merger Agreement, each share of SalesRepCentral.com, Inc. Common Stock issued and outstanding immediately prior to the effectiveness of the merger was converted to the right to receive .4766 shares of Common Stock, $.001 par value per share (the "Common Stock") of the Issuer.

                                  SCHEDULE 13D

CUSIP No. 79466R 10 1                                          Page 4 of 6 Pages
---------------------                                          -----------------

         As a major shareholder of SalesRepCentral.com, Inc. prior to the merger, Reporting Person was issued 8,989,320 shares of the Common Stock of the Issuer (formerly known as Van American Capital, Ltd.) in exchange for all of his shares of common stock of SalesRepCentral.com, Inc. held prior to the merger with Van American Capital, Ltd.

ITEM 4. PURPOSE OF TRANSACTION.

         The issuance of the shares of Common Stock of the Issuer to Reporting Person upon the effectiveness of the Merger as described in Item 3 above was effected pursuant to the terms and conditions of the Merger Agreement.

         In his capacity as CEO/President, the Reporting Person is currently arranging additional financing for the Company. In Reporting Person's capacity as sole director, Reporting Person plans to increase the board of directors by up to six additional directors, as currently authorized in the present Bylaws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a) Aggregate Number of Common Stock:                             8,989,320
        Percentage of the Class:                                      56.06%

    (b) Sole power to vote or direct the vote:                        8,989,320
        Shared voting power:                                                  0
        Sole power to dispose or direct the disposition:              8,989,320
        Shared power to dispose or direct the disposition:                    0

    (c) Any transactions in Common stock in the past
        sixty days or since the last 13D filing:                           NONE

    (d) Right to receive dividends:                         REPORTING PERSON HAS
                                                            EXCLUSIVE RIGHT

    (e) Ownership below 5%:                                 NOT APPLICABLE

                                  SCHEDULE 13D

CUSIP No. 79466R 10 1                                          Page 5 of 6 Pages
---------------------                                          -----------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.1. Agreement and Plan of Merger, dated as of October 12, 1999, between the Issuer, a Nevada corporation, and SalesRepCentral.com, Inc., a Nevada corporation (incorporated by reference to Exhibit 1.1 of the Issuer's current report on Form 8-K which was filed with the Securities and Exchange Commission ("SEC") on November 15, 1999*).

         Exhibit 1.2. Certificate of Amendment of Articles of Incorporation of Van American Capital, Ltd., a Nevada corporation (incorporated by reference to
Exhibit 1.1 of the Issuer's current report on Form 8-K which was filed with the SEC on November 15, 1999*).

* Two 8-K filings were made with the SEC on November 15, 1999. Exhibit 1.1 is incorporated by reference from the larger of the two filings; Exhibit 1.2 is incorporated by reference from the smaller.

                  [Remainder of page intentionally left blank.]




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                                  SCHEDULE 13D

CUSIP No. 79466R 10 1                                          Page 6 of 6 Pages
---------------------                                          -----------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date: June 12, 2000
                                          -------------------------------------

                                    Signature: /s/ Ralph J. Massetti
                                               --------------------------------

                                    Name/Title: Ralph J. Massetti,President/CEO
                                                -------------------------------